Exhibit 99.6
Afternoon Earnings Call

INFOSYS TECHNOLOGIES LIMITED
AFTERNOON EARNINGS CALL
Q1 FY 11 RESULTS
July 13, 2010

CORPORATE PARTICIPANTS

Kris Gopalakrishnan
Infosys Technologies – CEO and MD

S. D. Shibulal
Infosys Technologies – COO

V. Balakrishnan
Infosys Technologies – CFO

BG Srinivas
Infosys Technologies – Head – Manufacturing and Member – Executive Council

Subhash Dhar
Infosys Technologies – Head – Communications, Media and Entertainment and Member – Executive Council

Ashok Vemuri
Infosys Technologies – Head – Banking and Capital Markets and Member – Executive Council

TV Mohandas Pai
Member of the Board and Director-Human Resources, Education and Research and Administration

Swaminathan D
Infosys BPO - CEO

ANALYSTS

Pankaj Kapoor
RBS Equities

Bhavan Suri
William Blair

Edward Caso
Wells Fargo

Mitali Ghosh
Bank of America Merrill Lynch

Diviya Nagarajan
UBS

Hardik Shah
Asit C Mehta

Sandeep Shah
ICICI Securities

Yogesh Agarwal
HSBC

Karl Keirstead
Kaufman Brothers

Dipen Shah
Kotak Securities

Balaji Prasad
Goldman Sachs

Rod Bourgeois
Bernstein

Ashwin Mehta
Motilal Oswal Securities Limited

James Friedman
Susquehanna International Group

Kunal Sangoi
Edelweiss

Nitin Padmanabhan
India Bulls Securities

Moderator

Ladies and gentlemen, good morning, good afternoon, good evening and welcome to Infosys’ First Quarter Earnings Conference Call. As a reminder, for the duration of this presentation all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions at the end of today’s opening remarks. If you should need assistance during this conference call, please signal an operator by pressing * and then 0 on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Mr. Shekar Naryanan of Infosys Technologies Limited. Thank you and over to you Mr. Naryanan

Shekar Naryanan

Thanks, Rochelle. Good afternoon ladies and gentlemen. I am Shekar from the Investor Relations team in Bangalore. We thank you all for joining us today to discuss the financial results for the first quarter ended June 30, 2010. Joining us today in this conference room is CEO and Managing Director Mr. Kris Gopalakrishnan, COO Mr. S. D. Shibulal, and CFO Mr. V. Balakrishnan along with other members of the senior management. We will start with a brief statement on the performance of the company during the quarter ended June 30, 2010, outlook for the quarter ending September 30 and year ending March 31, 2011 after that we will open up the discussion for questions and answers. Before I hand over to Infosys management I would like to remind you that anything we say which refers to our outlook for the future is a forward-looking statement and must be read in conjunction with the risk that the company faces. A full statement and explanation of these risks is available with our filings with the SEC which can be found on www.sec.gov. I would now pass it on to Mr. Kris Gopalakrishnan

Kris Gopalakrishnan

Thank you Shekar and good morning, good afternoon, and good evening to every one of you. We had another excellent quarter, this is the third quarter where we are exceeding our guidance and we have grown reasonably well compared to where we were twelve months back. Revenues increased sequentially by 4.8%. In constant currency terms the revenue increased by 6%, volumes increased sequentially by 7.6%. This is in fact the first time since second quarter of 2008 where the volume growth was over 7%. Utilization increased to 78.7%, we added 38 new clients. We saw growth in North America, BFSI space, retail, some of our service clients are growing very well. When we look at our guidance for operating margins we actually improved on the guidance and we have slightly exceeded our EPS guidance as well as margin guidance this quarter. This is the quarter where we have given a significant comp increase, we have increased the number of people we recruited. At the beginning of the quarter we said 7000 and we have ended with 8859 gross hired. We are investing more on visas. Overall, in spite of increased expenditure investments for the future, we have actually done slightly better on margin. Currency fluctuation is a concern; Europe is a concern in the medium to long-term. In the short-term there is confidence in the business and hence we are revising our full year guidance to 19% to 21%, we expect to grow by 4.1% to 5% next quarter and the full year guidance is 19% to 21%. Our margin for the full year will be approximately around 150 basis points lower than last year, which is exactly where we said we will be at the beginning of the quarter also, so in that sense in spite of our acceleration on the recruitment we are able to hold on to the margins. Overall, a positive quarter, positive outlook for the future with some concerns about macro economical environment especially in Europe and all around growth. Now, I will hand it over to Shibulal to give you more details by segments etc.

S. D. Shibulal

Thank you Kris. As Kris said the growth has been all around. Our top 10 clients’ revenue sequentially grew by 6.6%, cost in currency terms 7.9%. The remaining clients other than the top 10 grew by 4.2% sequentially. So this quarter the growth has been led by the top 10. The top 25 clients’ revenue also increased sequentially by 5.5% and other than the top 25 by 4.3%. We added 38 new clients this quarter. We have $341 mn clients as of this quarter. 8 clients contributed more than $100 mn in LTM basis and 10 clients more than $90 mn. As of right now, we have 137 Fortune 500 clients and 124 Fortune 500 US clients. Of the clients we added this quarter five of them are Fortune 500 clients in US terms and 3 are Fortune Global 500 clients. Employees for the quarter we have added 8859 gross and net 1000. For the quarter two we have said that we will be adding 14,000 people and for the entire year 36,000 people. US has led the growth. US as a percentage is 67.3%, it grew sequentially by 6.8%, rest of the world grew by 11.6%. From a service perspective, application development and maintenance grew by 7.8% and product engineering by about 23% sequentially. Our application development and maintenance today is 40.7% of our total revenue.

Banking and capital markets, the growth in the verticals has been all around, banking and capital market, retail, energy and utilities, manufacturing in US and Europe. Banking and capital markets grew by 8.8% sequentially, energy and utilities 9.9% and retail 6.4%. During the year our pricing decreased by 1.6% sequentially compared with a decrease of 1.5% in Q4 of 2010. In constant currency terms the decline is 0.6% against 0.7% decline last quarter. Pricing has stabilized and what we are seeing is the tail effect of what happened last year and it is a flow-through effect of the pricing re-negotiations we had during last year. We are not seeing any material pressure on absolute prices from current levels. Thank you, let me now hand it over to Bala.

V. Balakrishnan

Good afternoon friends. It has been a very good quarter. Our guidance was 5919 crores to 5963 crores and we did 6198 crores. Our growth in dollar terms was 4.8%, so if you look at constant currency there is 6% growth. EPS, our guidance was 24.34 to 24.79 and we have done 26.46. The operating margin this quarter has declined, remember in the beginning of the year we said the operating margin could decline by 300 basis points in the first quarter because of the wage increases and it actually declined by 1.8%. Rupee appreciated by 0.7% as compared to last quarter, the average for the quarter was 45.58 as compared to 45.91 last quarter that had an impact of something around 30 basis points on the margin. Then the cross currencies moved against dollar. Most of the European currencies had declined against US dollar and that had an impact of close to $15 mn, which means an impact of 60 basis points on the margin. The bill rates came down this quarter. On a blended basis the billing rates came down by 1.6% but if you look at constant currency the decline was 0.6% that also had an impact on the margins. The utilization went up, it was 69.3% last quarter including trainees. This quarter it is 73, that positively impacted the margin by 2.2% and then you had the salary impact of 3% negative, so net-net operating margin declined by 1.8%, non operating income, we got a yield of around 6% and tax went up. The effective tax rate has gone up from 21% last year to 25% now, today close to 80% of the revenues are getting taxed as compared to 70% last year, since the effective tax rate went up, it had an impact of 1% on the margin. So net-net a decline in net margins is 1) basically due to rupee and cross currency and 2) is the taxes. We had done very well across all segments, North America grew by 6.8%, BFSI grew by 8.8%, top 10 clients grew by 6.6, all of them grew above the company average of 4.8%. Our DSO days are 60 days, it has slightly gone up from last quarter, last quarter it was 59 days but most of the account receivables, around 83% is less than 30 days and subsidiaries have done well, BPO on a standalone basis did a revenue of 78 crores with 8% net margin. Infy Australia 44 crores revenue, the net margin was 5%, consulting 38 crores revenue and 8% net margin, China 15 mn and net margin of 10%, Mexico 5 mn and net margin of 6.7%, Sweden and Brazil are of course small. So overall, we have done well. We have increased the guidance for the full year, earlier we said 16-18% growth in dollar terms, now we are saying 19-21% which means if you take the constant currency, the growth could be around 20-22%. For the full year, the operating margin is projected to decline by something around 150 basis points similar to what we predicted in the beginning of the year and most of it is due to currency because we assumed the rupee to be at 46.45 which is the closing rate for March, to remain so for the rest of the year and if you take the average rupee dollar rate of 45.58 in the first quarter for the full year the average rupee dollar will be 46.23. Last year it was 47.43 which means 2.5% appreciation in rupee which could impact the margin by close to 1% and balance could be due to pricing because we assumed the pricing to remain at the same level like first quarter for the rest of the year. Of course for the full year the net margin level could be a 1% impact because the effective tax rate goes up, so overall, if you exclude that currency probably the operating margin is within the narrow band of 50 basis points and additional impact is only the taxes. So overall we have done well. We are seeing a lot of demand coming in and that is reflected in the guidance what we have given. Thank you and we can open the floor for questions now.

Moderator

Thank you very much. Ladies and gentlemen, we will now begin the question and answer session. Our first question is from the line of Diviya Nagarajan of UBS. Please go ahead.

Diviya Nagarajan

Hi guys, congrats on a good quarter, just a couple of questions. Firstly I saw that your numbers for guidance have been revised upwards and also heard your comments that there are continued uncertainties in Europe at large, maybe not with our particular client base as such, but is there anyway that you have built this kind of an uncertainty in to your guidance for the fiscal?

Kris Gopalakrishnan

See, the uncertainty is built in to the guidance. We are seeing no client-specific issues in Europe, it is mostly the muted growth we are seeing across segments, across geography in Europe at this point and we believe that Europe will take some time to recover. So this growth will have to be offset by higher growth rates in other parts of the world, other service sectors etc., which is what we are seeing right now. We are also proactively investing in Europe, which will give us additional clients, so expansion of our footprint in Europe is one way we can grow Europe and that is something we are investing in and growing, for example we have a dedicated team for France, for Germany etc. We are recruiting locally to fill in the consulting positions, the client facing positions and with this we hope that we can expand our footprint in Europe and hence grow Europe.

Diviya Nagarajan

On the pricing front, what we have seen in offshore pricing in particular this quarter, how should I read this, is this a business mix change that we have had in this quarter which has affected it or just a legacy impact of the price negotiations that we had in the past and what do you think will be the scenario here going forward?

S.D. Shibulal

As I said, pricing is stable at this point, what we are seeing is a tail effect of the pricing renegotiations we did last year. Last year we had done few pricing renegotiations and the tail effect is showing mostly in offshore but as of right now there are no major pricing renegotiations in progress, there are standard renegotiations in progress which is normal part of our business, there is nothing unusual going on.

Diviya Nagarajan

When should we assume that the tailwind effect would start tapering off and probably neutralize?

V. Balakrishnan

Well Divya, it will take a couple of quarters because it depends on the customer mix also, so I think it will take a couple of quarters but if the demand environment continues to be strong there could be pullback earlier.

Diviya Nagarajan

Thanks once again, a good quarter and all the best for the rest of the year.

Moderator

Thank you Ms. Nagarajan. Our next question is from the line of Mitali Ghosh of Bank of America Merrill Lynch. Please go ahead.

Mitali Ghosh

Thank you and congratulations on the volume beat this quarter, just following up on the previous question, just wanting to understand a bit more on the constant currency pricing decline that you saw this quarter sequentially, is this more to do with any specific one or two clients or is this due to some kind of mix change, if you could just help us understand that a bit better please?

Kris Gopalakrishnan

As you know, we have had some renegotiations last year and some of those customers accelerated their growth, so it is a customer mix change rather than anything else.

Mitali Ghosh

So in the revised guidance that you have for the full year, how would the volume and pricing assumptions have changed within that?

V. Balakrishnan

Mitali, we had given a guidance of 19-21%. We are assuming the pricing from the first quarter level continues for the rest of the year which means on a reported basis pricing could decline by close to 2%, the balance could be the volume growth.

Mitali Ghosh

And from what you just said in answer to the previous question, it is possible that in one or two quarters the pricing impact actually tapers off and you could possibly do better than what has been factored in to the guidance?

V. Balakrishnan

Well, it is difficult to predict, that is why we normally assume the current levels to continue for rest of the year, but as I said earlier the pricing declined this quarter mainly because of customer mix. Some of the customers where we had some pricing thing last year they grew faster this quarter and going forward the demand environment continues to be strong and some of the customers where we have better price point grow faster that could get offset.

Mitali Ghosh

Just one question on the BPO side, we saw some decline this quarter in revenues. What does that really reflect and are there any client-specific issues there?

Swaminathan D

Historically, the first quarter of the fiscal obviously has a bit of a slide back compared to the last quarter because the last quarter generally have elements of revenue catch up during the year and large scale transition revenues hitting in , so it is pretty much on the similar lines as to what we have experienced in the industry over the last couple of years. Having said that I think the first quarter has really seen some good traction of five new clients getting on board and we do believe that going forward this fiscal will continue to see a fairly robust growth of anything between 15% to 20%, which is the guidance we gave last quarter.

Mitali Ghosh

Sure, thanks, I will come back later for follow up questions, but I can just squeeze in one last one, which I am sure a lot of people want to know, is it possible to share the quarter annualized attrition rate?

Mohandas Pai

Well you got 5400 people x 4 (ph), but that will not be a good indication because this quarter we had 950 people who left us to go for higher education, that will not be there after this quarter and two, the attrition figures in June are already down, so what you are seeing is a spike.

Mitali Ghosh

Sure, thanks and this is for consolidated or this is just for IT, the 5400.

Mohandas Pai

For IT services, BPO you must look at it separately, BPO attrition is about 35%.

Mitali Ghosh

Right thanks a lot, Mohan.

Moderator

Thank you Ms. Ghosh. Our next question is from the line of Edward Caso of Wells Fargo. Please go ahead.

Edward Caso

Good afternoon. Thank you for taking my call. The increase in the hiring target from 30,000 to 36,000, how much of that is to adjust for higher growth prospects and how much is it to adjust for what may be attrition running at a higher there was discussion about an that the attrition rate would come down, is that still the case?

Mohandas Pai

Well, about 2000 for attrition and 4000 for growth.

Edward Caso

Bala, could you get us updated on what is happening on the tax front and there is some uncertainty around the SEZs?

V. Balakrishnan

Well the new tax code talks about continuation of tax holiday on the SEZ front only for developers, not for units and there is uncertainty whether the new units starting after April 1st of next year will get the benefit of tax that is still under the discussion with the government, so we have to wait for it, but as of now our effective tax rate is already 25%. If the tax rebate as per the direct tax code comes at the promised level of 25% then the impact on us will be less because we have already crossed the hump.

Edward Caso

My last question is around protectionism, given that unemployment remains high in the US and particularly in the United Kingdom are you seeing any increased push back, slow decisions, some pressure from government both on you directly and also your clients.

Kris Gopalakrishnan

No, not at this point, we have not seen any concerns from either clients or from governments. Of course, there is talk about a new immigration bill coming up in the US, but we will have to wait and see whether it will have an impact, but right now no impact at all.

Edward Caso

Thank you.

Moderator

Thank you Mr. Caso. Our next question is from the line of Bhavan Suri of William Blair. Please go ahead.

Bhavan Suri

Hi guys, just a couple of quick questions here, first on the telecommunication business, I had been expecting that you sort of start recovering especially as you have seen one client start to wind down. Any sense of when that might start ticking up sequentially or was there another material client that continued to decline in that business.

Subhash Dhar

We have been seeing a pick up on the network spend fight for the last couple of quarters and typically that is the leading indicator that the system spends will follow. In a normal economy, we would have started seeing it already, I think there is slowness even in the capital spend on networks, which we have been seeing after the downturn. So the way we look at it, it is certain that the system spend is going to return, what is uncertain is exactly when, so we are hoping in the next couple of quarters it will.

Bhavan Suri

Great and then just drilling down into Europe a little bit, manufacturing had a nice uptake too. Have seen any sort of delays in Europe at all in terms of project starts or decision making or anything at the transaction level?

B.G. Srinivas

As far as clients business is concerned it is relatively stable, there is no significant change or any program slow down. Business as usual continues however decision-making has always been slow in Europe, so that continues. So the current crisis which is the debt crisis in Europe is not really impacting our clients’ business for now, we do not have direct exposure to the countries which are impacted Greece, Spain, Portugal or Ireland, however we are closely watching our clients business, the top 25 clients we analyzed, they don’t have significant exposure to these countries. For now the client environment is still stable, there is marginal uptake; the recovery process for our clients’ business continues though it is relatively slower. So for the near term we do not suspect too many changes to happen, but the macroeconomics situation is making the sentiments little downward and that is what we are watching.

Bhavan Suri

Great thanks. That is all I have for now, thank you.

Moderator

Thank you Mr. Suri. Our next question is from the line of Pankaj Kapoor of RBS Equities. Please go ahead.

Pankaj Kapoor

Hi sir, just on the quarter I was wondering what really pushed the volume growth up to 7% + that we was saw versus the 3 odd percent that we were looking at in April. Is there any kind of one time during the quarter and going forward how sustainable do you see this?

Kris Gopalakrishnan

Our top 10 clients, top 25 clients all grew faster than the company. Top 10 clients grew 6.6%, top 25 clients grew by around 5.2%, so that is one reason why we grew faster. BFSI segment grew 8.8%, US grew 6.8%, so we had multiple growth engines and when many of these click, you will have a good growth and that is what we saw this quarter. Since the uncertainty is there in the environment especially in the medium to long term because nobody is able to say what will happen in Europe how it will impact rest of the world etc, what we are doing is that we want to make sure that if we see an acceleration in growth we take advantage of that. Last three quarters we came in higher than guidance, it is because we were prepared to take advantage of growth opportunities, so we want to continue to be prepared to take advantage of growth opportunities and hence we are increasing our recruitment numbers, we are increasing our visa numbers, we are continuing to build solutions, continuing to build client relationships, getting better prepared and that is what is happening. We have given you the guidance of what we see today as our business. Of course when we give a guidance we are saying that, that is something we will get to in the sense that there is a reasonable confidence about these numbers, but we are also prepared to take advantage of any opportunity that comes our way in the future.

Pankaj Kapoor

Okay sir, so it is fair to assume that there was no one-off ramp up or something that we saw either in a specific client or in a specific vertical, is that a fair assumption?

Kris Gopalakrishnan

Yes.

Pankaj Kapoor

Bala, in the last quarter you had given the maths of that 150 basis point drop that we had and were anticipating for the full year margin in terms of the hit from the currency wage hike and so on, I was wondering that with the revised volume growth number that we are looking at but since we are keeping the impact same if you can share the revised maths over there please?

V. Balakrishnan

No it is the same, we have not changed that, full year if you look at our guidance the operating margin could decline by 150 basis points but again mainly because of rupee, because if you take the first quarter average of 45.58 and take the rest of the three quarters at 46.45 the average for the full year could be 46.23, last year was 47.43 that will be around 2.5% appreciation which means an impact of 1% on the margin. Rest of it like the wage increases will get normalized over the year and pricing could get offset by utilization. So net-net the main impact on operating margin level is the currency and at the net level there is an additional impact of 1% because of taxes.

Pankaj Kapoor

Okay fair enough, thanks all the best.

Moderator

Thank you Mr. Kapoor. Our next question is from the line of Balaji Prasad of Goldman Sachs. Please go ahead.

Balaji Prasad

Hi. Good afternoon, gentlemen. Congratulations on results. I had a couple of items which we were trying to reconcile. Firstly, the business between new clients’ adds and repeat business, despite 38 new clients this quarter, repeat business only accounts for nearly 99.5% of the revenues. It seems to imply that new clients adds had limited contribution to growth and it is quite different from past trends. Any particular explanation for this?

SD Shibulal

The repeat business computation is resettled in the beginning of the every year. So being the first quarter you always see very high numbers.

Balaji Prasad

But 99.5% stating that….

SD Shibulal

If you look at it historically, it is around 99% at that time. Our repeat business is anywhere between 94% to 96% for the year. And in the first quarter it has been approximately 99% in the past.

Balaji Prasad

Okay. So there is more of a seasonal trend?

SD Shibulal

Yes. There is nothing to read there on the repeat business.

Balaji Prasad

Okay, great. Secondly, the revenue contribution from various currencies, we see that the revenue contribution from the Pound has dropped from 8.7% to 6.8% if you can help us understand the reason for this?

V. Balakrishnan

No, revenue contribution from UK Pound is around 8.8%. That has not changed drastically. But if we look in dollar terms that could vary because of the currency movement.

Balaji Prasad

Okay. This is the pound conversion into dollars that you have reported?

V. Balakrishnan

Yes, yes. Because if you look at UK Pound, it was 8.7% last quarter of total revenues now it is 8.8%.

Balaji Prasad

The table that we have on Page #7 shows 6.8% under Q1FY11?

V. Balakrishnan

That is on dollar terms.

Balaji Prasad

Okay. Lastly, on the attrition, Infosys has been one of the highest wage hike providers amongst your peers this year and despite that the spike in attrition even including for people going for higher studies has been reasonably high. Any particular trend that we are signaling over here?

TV Mohandas Pai

You are seeing the result of suppressed demand, both sides of equation, suppressed demand because people did not hire in the last two years. They shut their bench. And when demand came back they had to madly scramble for work for people. And on the other side, many people for the last two years did not switch jobs. So I think it is a perfect storm that we had a high attrition. But attrition has tapered off, in June it has come down even after taking all the factors and in June the impact of the salary hike is being felt.

Balaji Prasad

Okay. Just maybe to understand the kind of people who left the company, is it more amongst laterals or more of juniors, what kind of employees have moved out of company?

TV Mohandas Pai

Well, I think people in the three to six years experience band, they are the largest group that has moved out.

Balaji Prasad

Okay. Thanks, Mohan. Good luck for the rest of the year gentlemen.

Moderator

Thank you Mr. Prasad. Our next question is from the line of Karl Keirstead of Kaufman Brothers. Please go ahead.

Karl Keirstead

Thank you. I have got two questions. One on the margins and one on the demand backdrop. First, on the margins, Bala, I just want to go back to the impact of the Rupee. When Infosys set its guidance three months ago you were assuming a Rupee rate of 44.5 and it turned out to be 45.58, so you have a benefit relative to your guidance and yet your full year margins are still expected to be down a 150 basis points. I am wondering what was the offset, what was the cost pressures that you recorded in the quarter that might have exceeded your expectations and offset the benefit of the rupee? Thank you.

V. Balakrishnan

If you look at the currency, Rupee is one of the factor, but you have to look at the cross currencies also, because we gave the guidance in April, we assumed 1.35 for Euro to a Dollar, now, it has come down to 1.23. So the cross currency impact is there which will come and offset that.

Karl Keirstead

Okay. Is that the main factor in your judgment for why we did not see the benefit of the Rupee this quarter and for the full year margin guidance or is there anything else Bala, that surprised you?

V. Balakrishnan

Yes, mainly that. The movement in cross currency more or less offset the Rupee depreciation against the Dollar.

Karl Keirstead

Okay, thanks. And then second on the demand backdrop, it sounds like you are anticipating a fairly muted environment in Europe through the remainder of fiscal 2011 and yet you have increased your full year guidance from 16% to 18% to 19% to 21%. So obviously North America must be running very strong to offset that and I am wondering what is giving you the confidence that the volume surge in North America can continue to be strong enough to offset the sluggish Europe?

V. Balakrishnan

See, we had three quarters of good growth, 6% to 5% in this quarter, if you look at constant currency terms, again 6%. So, Europe is compensated by higher growth in North America, high growth in the Rest of the World, high growth in different verticals, BFSI space, grew 8.8%, retail grew and that is what is giving us the confidence and this is based on our polling or talking to our clients and getting feedback on how they see their spend fructifying this year, etc., So it is based on a lot of feedback from our clients, analysts, etc., it is based on what services and solutions we have, based on the capacity we have and based on our own perception of risks. So there is a weightage given to the various revenue streams, etc. So based on that we have come out with these numbers.

Karl Keirstead

Okay. And I think Kris and Bala, two quarters ago, you were a little worried that the volume strength in North America could be due to some degree by pent-up demand and hence it could be unsustainable. Is it fair to say that we are now beyond the pent-up demand boost and this is something that is more sustainable and has a different source?

Kris Gopalakrishnan

The reason why we are prepared to take advantage of higher growth rate is, we are still cautious or still watching the situation. The increase in guidance is based on first quarter growth and if you fact that in you will see that you will get 19% to 21% and we are still looking at a cautious future. There is more confidence but we are still cautious.

Karl Keirstead

Okay. Congratulations on the quarter.

Moderator

Thank you, Mr. Keirstead. Our next question is from the line of Dipen Shah of Kotak Securities. Please go ahead.

Dipen Shah

Can you just give me the break-up of the billing rate declines onsite and offshore? Thank you very much.

V. Balakrishnan

Well, onsite on a reported basis, increased by 1.1%, offshore declined by 4.2%, blended is a decline of 1.6%. If you look at a constant currency, onsite increased 2.2%, offshore declined 3.2%, so net blended decline of 0.6%.

Dipen Shah

Thanks very much and all the best.

Moderator

Thank you, Mr. Shah. Our next question is from the line of Sandeep Shah of ICICI Securities. Please go ahead.

Sandeep Shah

Last time during the Q4 results we had said that the earlier renegotiations with the clients will impact the pricing in FY11, but the change in the service mix may mitigate the same. So do we expect the same to repeat now revising the guidance in the Q1FY11 results?

SD Shibulal

See if in the package implementation consulting etc., grows then you will have a different revenue profile and revenue productivity profile for the company. So it depends on which service which customer, etc., Right now, of course, application maintenance grew faster in this quarter.

Sandeep Shah

Okay. So the revised guidance is it factoring the change in the service mix towards high billing rate services growing faster than the low billing rate or we are just assuming the first quarter to continue as assumption basis?

Kris Gopalakrishnan

See, it is based on feedback and commentary from our clients and some of our sales and marketing on what they see. So it is a bottom-up building up of a budget and of a forecast. It is based on data from the market and from our customers.

Sandeep Shah

If you look at the change in the full year guidance in an absolute basis, it is close to around $140 mn to $150 mn for the FY11 if we look at versus the Q4 guidance what we have given. And this is despite factoring a higher cross currency impacts. So the higher upgrade is largely coming through higher wallet share of Infosys or it has been a higher demand and higher IT spends, which you are witnessing?

Kris Gopalakrishnan

It is all of the above. We are seeing higher demand. The recovery has given confidence to customers for spending money, companies to spend money and companies to spend with offshore IT service providers, that is one. Second, of course, in our own proactive investment in creating capability and understanding business needs of our clients, etc., that is also helping us grow within existing relationships and existing clients. And third, yes, we strongly believe that the larger companies, companies like Infosys are growing faster in this environment and so hence we are taking market share from a lot of the other companies out there and some of the global system integrators.

Sandeep Shah

And just last, bookkeeping, Bala, what were the visa expenses in this quarter and how this will look like going forward in the coming quarters?

V. Balakrishnan

Normally, we spend around 15 mn to 16 mn in the first quarter and this year the trend continued because we are seeing the environment coming back. Last year it was soft because the whole environment was soft. So this year like any other normal quarter where we have to make the investments so we made that investment.

Sandeep Shah

So the coming quarter is likely to be almost negligible expense because of this?

V. Balakrishnan

Well, it depends on the growth. If you see the growth momentum continuing probably we will invest some more in the second quarter on visa.

Sandeep Shah

Okay, thanks.

Moderator

Thank you Mr. Shah. Our next question is from the line of Yogesh Agarwal of HSBC Securities. Please go ahead.

Yogesh Agarwal

Yes, hi. I just have one question if I may. Just like to understand the level of visibility or confidence in the guidance compared to the previous years. So basically, if we assume that the sales cycle have shortened which I assume would be and therefore are you assuming a little higher proportion of pipeline conversion in the guidance or like yesteryears it is mostly driven by the signed deals or booking?

Kris Gopalakrishnan

We have a particular model; we need a certain visibility and based on that we come up with the guidance. Of course, based on the environment, for example, I know we have had three quarters of growth so that does give a confidence in the short-term, but medium to long-term, definitely, we will be a little bit more conservative because the environment continues to be uncertain. So higher confidence in the short-term and the model works, probably less confidence in the medium to long-term and that is how we have modeled it.

Yogesh Agarwal

But the win rate you assumed of your pipeline is the same as historically you would have assumed?

Kris Gopalakrishnan

The pipeline will get adjusted based on the model, right? In the sense that actually the pipeline drives the model, but the model gets adjusted based on the environment. So that is how it is and the number is a reflection of the product of these two, the probability of conversion which we will factor in and how the model is built. So that gives you what should be your projection or what could be your forecast. And from that we derive the guidance. So that is how it works.

Yogesh Agarwal

Alright and any color on the products business?

SD Shibulal

Finacle did about $62 mn. I think they delivered well. What they are essentially delivering is what they had sold earlier because they are all getting implemented. They had some very good wins; they had 13 installations going live this quarter and 6 new wins. Finacle is seeing good traction in the United States. They have got some eight to nine conversations going and in Europe too they are seeing some increased traction. The market is opening up at the level below the Tier-1 banks and some of the Tier-1 banks are having some interesting conversations. So I think Finacle is on a high growth path this year.

Yogesh Agarwal

Perfect, thanks a lot sir.

Moderator

Thank you Mr. Agarwal. Our next question is from the line of Rod Bourgeois of Bernstein. Please go ahead.

Rod Bourgeois

Yes guys. Last quarter Infosys and other top IT services players saw a meaningful rebound in discretionary services demand. So I guess I am wondering are you still seeing a rebound in demand for discretionary services and in transformation of deals. When you look at the ADM growth which was stronger than the growth in the rest of the business it might suggest that discretionary services demand has slowed some relative to the more maintenance part of the business but I'm wondering if that is also true in the pipeline or is it just kind of a one-time sort of blip in the numbers across service lines?

SD Shibulal

I do not see any secular trend in what you are seeing this quarter, it is more of the seasonal number. We are not seeing any change in the pipeline for transformational or operational deals. We are seeing traction in both. Especially in the US quite a lot of clients are spending on their transformational work. If you look at our growth in retail, for example, that is led by transformational work. If you look at our growth in energy and utilities it is probably 50:50 that is transformational and operational work. BFSI did grow very well this quarter, there the operational work is majority maybe about 80% of the work which we are doing, which we got additional this quarter, is operational in nature. There is no change in the secular trend. We are seeing traction in the transformational and operational work.

Rod Bourgeois

Great and then on the pricing front not to overdo that topic but what’s causing you to assume pricing will stabilize during the remainder of the fiscal year. I guess specifically I am wondering, are you seeing pricing is starting to improve on new deals or are you seeing existing clients now willing to pay incrementally higher prices due to the improved demand and tighter offshore labor market?

SD Shibulal

So there are multiple points. We are not seeing any unusual activity on the pricing re-negotiations. We are having pricing re-negotiations, some up and some down. But we would consider that as part of the normal business cycle. The new deals which we are getting are at company average. So these two data points lead us towards the belief that the pricing has stabilized and there are occasions when we are able to get higher price, so that also is a third data point. What you are seeing this quarter of 1.6% down from the revenue productivity we believe is a tail effect of the pricing re-negotiations we did last year and for the rest of the year we have assumed stable pricing.

Rod Bourgeois

Alright guys, thank you.

Moderator

Thank you Mr. Bourgeois. Our next question is from the line of James Friedman of Susquehanna. Please go ahead.

James Friedman

How fast do you expect Europe to grow in fiscal 2011, would it be slower than 19 to 21 and if so by what magnitude?

SD Shibulal

It is already slower than US right. If you look at the growth in Q1, US has out grown Europe in percentage terms. We are seeing challenges in Europe, of course, the crisis which is going on in Europe even though the countries which are in trouble, our revenues are less than 1%. But the velocity of decision-making in Europe is definitely below what you are seeing in US. And we expect that to continue a bit more in this year.

James Friedman

So if it declines 5.8% as reported (50:40), 0.8% constant currency, do you expect it will grow in 2011?

V. Balakrishnan

Some of the decline is due to currency. The number is difficult to predict but we are definitely assuming that US will definitely grow faster than Europe this year.

James Friedman

Okay and then you also listed many subsidiaries that have now gone profitable, it is impressive traction between Australia and consulting in China. Are there any that are continuing to be investment, still losing money, and if so in a total margin contemplation for 150 basis points for 2011, what percentage of that is related to the breakeven and profitability trajectory of some of the subsidiaries?

SD Shibulal

All are substantial subsidiaries, China, Australia, and Infy BPO they are all profitable and doing well. The ones which are not doing well and are behind the curve are small ones Mexico, Brazil and these are all due to scale issues. And the impact of their loss on the balance sheet will be very notional, very small actually because they are too small.

James Friedman

Okay, thanks for taking my questions.

Moderator

Thank you Mr. Friedman. Our next question is from the line of Kunal Sangoi of Edelweiss. Please go ahead.

Kunal Sangoi

Yeah thanks for taking my question. My question is with regards to large deals. Last quarter we had announced few large deals as well as transformational deals. If the management could update us on some of the large wins this quarter please?

SD Shibulal

We have closed some of them this quarter but these deals are usually very long incubation period. We are at any point chasing about 12 of them. We have closed a couple of them this quarter and the transformational deals also, we have quite a few in the pipeline.

Kunal Sangoi

Okay. Second question to Bala, we have raised the guidance by about $140 mn on top-line front. Now if you are to look at on the EPS side I think the upgrade in EPS has been essentially due to re-basing our USD-INR assumption. If you can update, what the sense is that incremental revenues are not fetching in any upgrade in the EPS, so what is the disconnect there?

V. Balakrishnan

No, there is no disconnect, the revenues for the full year increased by around $140 mn. But you have the cross currency impact also because we had assumed certain levels for cross currency, all of them moved against us. And 50% of the revenue goes to wages, if you discount that 70 mn around $40-50 mn is cross currency impact, balance 20 mn has come down to the bottom line.

Kunal Sangoi

Okay thank you.

Moderator

Thank you Mr. Sangoi. Our next question is from the line of Ashwin Mehta of Motilal Oswal Securities Limited. Please go ahead.

Ashwin Mehta

Yeah sir, just wanted to understand what's caused the significant jump of almost 2% in our on-site contribution. Is it significant project transition starting there and that gives us the visibility for our upgrade in our dollar revenue guidance for next year?

SD Shibulal

No, generally in the high-growth quarters we end up doing a lot more projects starts to normal and most of our projects do start on-site. So the on-site subsidiaries tend to go up a little bit in such quarters.

Ashwin Mehta

Okay sir that would have possibly caused us to raise our dollar revenue guidance for the full year.

Kris Gopalakrishnan

Overall growth has given us the confidence to raise the revenue numbers for the year. It's the overall confidence in the business.

Ashwin Mehta

And secondly in terms of our plans for acquisitions, is there anything on the ambit as of now?

Kris Gopalakrishnan

See we have a dedicated team looking at acquisitions. We have to find the right company at the right price, a company that would like to be acquired etc. So there are a lot of factors in play when it comes to acquisition and all I can say is that the will is there, we have to find the right candidate who is willing to be acquired.

Ashwin Mehta

Okay thanks a lot sir and all the best.

Moderator

Thank you Mr. Mehta. Our next question is from the line of Hardik Shah of Asit C Mehta. Please go ahead.

Hardik Shah

Sir what is the targeted gross utilization level for FY11?

Kris Gopalakrishnan

See right now utilization is close to 80% excluding trainees. Including trainees it is around 70.07. Our target for excluding trainees is actually 77 but it can go up to even 81, in the past it had gone up to 81 but we target to keep it around 77%. Our target including trainees is 10% lower than that, so 67%-70%.

Hardik Shah

And sir last question. What is the impact of hiring number of working days on the volume growth this quarter?

SD Shibulal

See these things get normalized actually. If you look at working days in every quarter at most there may be a difference of one or something like that, that’s it. So impact is minimal.

Hardik Shah

Okay sir thank you.

Moderator

Thank you Mr. Shah. Our next question is from the line of Nitin Padmanabhan of Indiabulls Securities. Please go ahead.

Nitin Padmanabhan

If I look at the net profit for Infy BPO and consulting it seems to have come up pretty sharply on a Q-on-Q basis, any specific reason for that, I think BPO is almost half.

V Balakrishnan

Yeah there are really 2-3 reasons, one is of course, the first quarter has about 6 to 6.5% of salary impact that’s net one level. If you remember we had done this acquisition last year on McCamish there are integration costs of about 2.5% and the currency impact is about a percent, so really all of this in the 1st Quarter is what is impacted.

Nitin Padmanabhan

And is this likely to normalize next quarter because the acquisition integration cost wouldn’t be there the next quarter (58:15), so that's normalized for that?

Kris Gopalakrishnan

Yeah the integration cost will get normalized, that will continue but as I said it’s also a function of revenues. The kind of new client’s acquisition that we have had, we do obviously expect the revenues to grow and that should itself start taking care of the bottom-line as we move forward and continue to get to the guidance of anywhere between 18% to 20%.

Nitin Padmanabhan

Okay and how about consulting? Infy consulting is $3.25 mn for the quarter versus $23 to 24 mn last quarter, anything specific?

SD Shibulal

It is a tax issue.

Nitin Padmanabhan

Sure and just one last thing. With regard to the effective tax rate what could we assume going forward?

V. Balakrishnan

Effective tax rate was 21% last year. This year we are assuming it to be 25%. Next year if the new tax code comes in at promise tax rate of 25% then we will be better off. Your earlier question on consulting, last quarter the profitability was high because there was a deferred tax credit which we took because of the losses they had in the past and that has got normalized this quarter.

Nitin Padmanabhan

Okay, thank you.

Moderator

Thank you Mr. Padmanabhan. Ladies and gentlemen due to time constraints that was the last question and now I hand the conference over to Mr. Kris Gopalakrishnan.

Kris Gopalakrishnan

Thank you all very much for participating in this call. We look forward to interacting with you during the quarter. Our investment relationship managers are available to interact with you and of course, we are also available. Thank you again.

Moderator

Thank you Mr. Gopalakrishnan, thank you gentlemen on the management team. Ladies and gentlemen on behalf of Infosys Technologies Limited that concludes this conference call. Thank you for joining us on the Chorus Call Conferencing Service and you may now disconnect your lines. Thank you.